FORM 3
                                                         OMB APPROVAL
                                               ---------------------------------
                                               OMB Number             3235-0104
                                               Expires:      September 30, 1998
                                               Estimated average burden
                                               hours per response.......... 0.5


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person

     Telefonaktiebolaget LM Ericsson
     Telefonvagen 30 SE-126 25
     Stockholm, Sweden

2.  Date of Event Requiring Statement (Month/Day/Year)

     4/30/98

3.  IRS or Social Security Number of Reporting Person (Voluntary)


4.  Issuer Name and Ticker or Trading Symbol

     Powertel, Inc. (PTEL)

5.  Relationship of Reporting Person to Issuer
    (Check all applicable)
        Director                        X  10% Owner
    ---                                ---
        Officer (give title below)         Other (specify below)
    ---                                ---

    -----------------------------

6.  If Amendment, Date of Original (Month/Day/Year)


7.  Individual or Joint/Group Filing (Check Applicable Line)

     X  Form filed by One Reporting Person
    ---
        Form filed by More than one Reporting Person
    ---

             Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security       2.  Amount of Securities    3.  Ownership           4.  Nature of Indirect Beneficial Ownership
    (Instr.4)                   Beneficially Owned          Form:  Direct           (Instr. 5)
                                (Instr. 4)                  (D) or Indirect
                                                            (I) (Instr. 5)
Common Stock                4,545,450 shares.           I                       (1)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).

               TABLE II--Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of                2. Date             3. Title and Amount of             4. Conver-   5. Owner-    6. Nature of Indirect
    Derivative Security        Exercisable         Securities Underlying              sion or      ship         Beneficial Ownership
    (Instr. 4)                 and Expira-         Derivative Security                Exercise     Form of      (Instr. 5)
                               tion Date           (Instr. 4)                         Price of     Deriva-
                               (Month/Day/                                            Deri-        tive
                               Year)                                                  vative       Security:
                                                                                      Security     Direct
                                                                                                   (D) or
                            Date      Expira-   Title                     Amount                   Indirect
                            Exer-     tion                                or                       (I)
                            cisable   Date                                Number                   (Instr. 5)
                                                                          of
                                                                          Shares
N/A                         N/A       N/A       N/A                       N/A         N/A          N/A          N/A



(1) Explanation of Responses:

Ericsson Inc. and Ericsson Investments Limited, each of which is an indirect wholly owned subsidiary of Telefonaktiebolaget LM Ericsson, own 66,667 and 33,333 shares of Series A Convertible Preferred Stock of the Issuer, respectively, or 100,000 shares in the aggregate, each of which is convertible at the option of the holder at any time after June 28, 1998 into 45.4545 shares of Common Stock of the Issuer.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Johan Fant    /s/ Erling Blomme                            May 7, 1998
-----------------------------------                        ---------------------
**Signature of Reporting Person                                   Date

File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                             Joint Filer Information


Name:                      Ericsson Inc.

Address:                   740 East Campbell Road
                           Richardson, Texas 75081

Designated Filer:          Telefonaktiebolaget LM Ericsson

Issuer & Ticker Symbol:    Powertel, Inc. (PTEL)

Date of Event
     Requiring Statement:  4/30/98


Signature:                 By: /s/ David A. Hampel
                              ----------------------------
                               Name:  David A. Hampel
                               Title: Assistant Secretary

                             Joint Filer Information


Name:                      Ericsson Investments Limited

Address:                   Telecommunications Centre
                           Ericsson Way
                           Burgess Hill
                           West Sussex RH15 9UB
                           England

Designated Filer:          Telefonaktiebolaget LM Ericsson

Issuer & Ticker Symbol:    Powertel, Inc. (PTEL)

Date of Event
     Requiring Statement:  4/30/98


Signature:                 By: /s/ M.R. Elkerton
                              ----------------------------
                               Name:  M.R. Elkerton
                               Title: Company Secretary